Exhibit 99.1

Okeanis Eco Tankers Corp. – New Loan Agreement

ATHENS, GREECE, June 17, 2025 – Okeanis Eco Tankers Corp. (the “Company” or “OET”) (NYSE:ECO / OSE:OET), announced today that it has entered into a new $65.0 million secured term loan facility, to finance the previously announced declaration of its option to purchase back the Nissos Kea from its current sale and leaseback financier. The term loan facility is provided by a syndicate of banks, led and arranged by E.SUN Commercial Bank, Ltd. It contains an interest rate of Term SOFR plus 135 basis points, matures in seven years, and will be repaid in quarterly installments of $0.9 million, together with a balloon installment of $39.8 million at maturity. It will be secured by, among other things, a mortgage over the Nissos Kea, and it will be guaranteed by the Company. The term loan facility includes standard covenants. The transaction is expected to close in June 2025.

Iraklis Sbarounis, CFO of the Company, commented:

“Further to our earlier announcement in May, we are pleased to announce the new loan with respect to the Nissos Kea. This marks another step in expanding our footprint in this financing market, which we believe may become an important source of capital for us in the future. Together with the recently disclosed transactions of the Nissos Nikouria and Nissos Anafi, we now have secured new loans for our three youngest VLCC vessels, at what we believe to be very competitive terms and maturities extending to 2032. We view this as a reflection of the strength of the Company and the quality of our relationships with both longstanding and new financing partners.

Our ongoing focus on improving our capital structure is bearing fruit. We have meaningfully reduced our debt service breakeven costs, extended our maturity profile and expanded our financiers palette over the last few years, further advanced by the two most recent loan agreements. We believe there is additional potential to enhance our debt position when we reach the refinancing window of our last remaining sale and leaseback VLCCs, the Nissos Rhenia and Nissos Despotiko, in 2026. Until then we will generally continue to be on the lookout for financially accretive opportunities, if and when they arise.”

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.